EXHIBIT 21.1

SUBSIDIARIES OF PMFG, INC.

Name	Domicile	Ownership
Peerless Propulsys China Holdings LLC	Delaware	60%
Bos-Hatten, Inc.	New York	100%
Nitram Energy, Inc.	New York	100%
Burgess-Manning, Inc.	Texas	100%
BurMan Management, Inc.	Texas	100%
Peerless Mfg. Co.	Texas	100%
PMC Acquisition, Inc.	Texas	100%
Mitech, Inc.	Canada	100%
Peerless Manufacturing Canada, Ltd.	Canada	100%
Peerless Manufacturing (Zhenjiang) Co., Ltd.	China	100%
Burgess-Manning, S.A.	France	100%
Burgess-Manning GmbH	Germany	100%
Burgess Manning, (India) Pvt., Ltd.	India	51%
Skimovex B.V.	Netherlands	100%
Peerless Asia Pacific Pte. Ltd.	Singapore	100%
Burgess-Manning Europe Limited	United Kingdom	100%
Peerless Europe Ltd.	United Kingdom	100%